EXHIBIT 12.1
Kansas City Southern de México, S.A. de C.V.
Schedule of Ratio of Earnings to Fixed Charges
(in millions of U.S. dollars, except ratio data)

	Successor						Predecessor
				Nine months		Three Months
				ended		Ended	Year ended
	Year ended December 31,			December 31		March 31,	December 31,
	2008	2007	2006	2005		2005	2004
Income (loss) before income taxes and minority interest	$118.0	$128.5	$80.4	$86.0		$(0.5)	$(4.1)
Equity Method	(7.4)	(5.7)	(5.9)	1.5		—	(0.1)
VAT/PUT Settlement	—	—	—	(141.0)		—	—
Interest expenses	83.4	81.9	92.9	70.4		25.6	102.7
Amortization of capitalized expense	3.2	3.5	3.5	1.8		1.6	7.0
Portion of rents representative of an appropriate interest factor	21.2	21.4	20.9	15.0		4.6	18.0

Income (loss) before income taxes and minority interest Adjusted	$218.4	$229.6	$191.8	$33.7		$31.3	$123.5

Fixed charges:
Interest expenses	83.4	81.9	92.9	70.4		25.6	102.7
Amortization of capitalized expense	3.2	3.5	3.5	1.8		1.6	7.0
Capitalized interest	0.6	—	—	—		—	—
Portion of rents representative of an appropriate interest factor (1)	21.2	21.4	20.9	15.0		4.6	18.0

Total fixed charges	$108.4	$106.8	$117.3	$87.2		$31.8	$127.7

Ratio of earnings to fixed charges	2.0	2.1	1.6	N/A	*	1.0	1.0

*	For the nine months ended December 31, 2005, our earnings were insufficient to cover fixed charges by $53.5 million.

(1)	Rents represent one-third of rents expense.